CUSIP No. 92240M108        Page 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

VECTOR GROUP LTD.
(Name of Issuer)
___________________________
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

92240M108
(CUSIP Number)

Howard M. Lorber
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2015
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108        Page 2

1	NAME OF REPORTING PERSON
Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		5,961,188 (includes 1,507,227 acquirable upon exercise of options)
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		—
EACH	9	Sole Dispositive Power
REPORTING
PERSON		5,061,188 (includes 1,507,227 acquirable upon exercise of options)
WITH	10	Shared Dispositive Power

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,961,188 (includes 1,507,227 acquirable upon exercise of options)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 92240M108        Page 3

PRELIMINARY STATEMENT:

This Amendment No. 2 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on July 23, 2014 (the “Schedule 13D”), and amended on November 12, 2014, relating to the common stock, par value $0.10 per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) As of August 15, 2015, Mr. Lorber was the beneficial owner of, in the aggregate, 5,961,188 shares of Common Stock, which constituted approximately 5.0% of the 116,830,619 shares of Common Stock outstanding, as as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the Securities and Exchange Commission on August 3, 2015 (plus 1,507,227 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options).

(b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 668,161 shares of Common Stock held by him, (ii) 2,557,557 shares held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, (iii) 328,224 shares held by Lorber Gamma Limited Partnership, a Nevada limited partnership, and (iv) 19 shares in an Individual Retirement Account. Mr. Lorber's beneficial ownership also includes 1,507,227 shares of Common Stock that may be acquired by him within 60 days upon exercise of options and voting rights with respect to 900,000 Award Shares. Mr. Lorber has sole voting power over the Award Shares but will not gain investment power over those shares until the vesting conditions described in Item 4 have been satisfied.

Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Lorber Gamma, Inc., a Nevada corporation, is the general partner of Lorber Gamma Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of each of Lorber Alpha II, Inc. and Lorber Gamma, Inc. Mr. Lorber disclaims beneficial ownership of 18,471 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c) The following transactions in the Company's Common Stock were effected during the past 60 days: (i) on July 31, 2015, Mr Lorber transferred 180,000 shares of Common Stock previously held by him to Lorber Alpha II Limited Partnership, (ii) on August 15, 2015, Mr. Lorber vested in 150,000 shares of Common Stock, which were awarded on July 23, 2014 based upon Vector Group Ltd. satisfying performance-based targets of Adjusted EBITDA and Mr. Lorber being continuously employed by the Company on August 15, 2015, (iii) on August 15, 2015, Mr. Lorber surrendered 83,411 shares of Common Stock to the Company as payment of his tax liability incident to the above-referenced shares of restricted stock, and (iv) on August 17, 2015, Mr Lorber transferred 66,589 shares of Common Stock previously held by him to Lorber Gamma Limited Partnership.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 92240M108        Page 4

Item 7.        Exhibits
(d) Exhibits.

Exhibit No.	Exhibit
10.7
Limited Power of Attorney for Section 13 and 16 Reporting dated November 12, 2014 (filed as Exhibit 24 to Reporting Person's Form 4 filed on November 12, 2014 for an earliest transaction dated November 12, 2014).

CUSIP No. 92240M108        Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2015

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Attorney-In-Fact